EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
California Resources Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-200610 and 333-200611) on Forms S-8 of California Resources Corporation of our report dated February 26, 2015, with respect to the consolidated and combined balance sheets of California Resources Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated and combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of California Resources Corporation.

/s/ KPMG LLP

Los Angeles, California
February 26, 2015